FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 3, 2023	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	News Release May 3, 2023

North America’s Railroad

NEWS RELEASE

CN Outlines Three-year Financial Perspective

Chicago, May 3, 2023 — Today, CN’s (TSX: CNR) (NYSE: CNI) executive team will meet with the investment community in Chicago to present the Company’s strategic agenda focused on accelerating sustainable, profitable growth.

“We are confident in what the future holds for CN. The path to sustainable and profitable growth is clear. We have the proven record of our operating model combined with our integrated approach and the right people to see it through. The future of railroading is here, and it starts now.”

–	Tracy Robinson, President and Chief Executive Officer, CN

Key CN executives will present at the event. Their presentations will focus on safety, how they will maintain discipline in executing CN’s scheduled operating plan, how they plan to capture emerging opportunities by selling into the plan, as well as how they intend to use technology to drive incremental efficiencies and make it easier for customers to do business with CN.

2023 financial outlook (1)

CN still aims to deliver adjusted diluted earnings per share (EPS) growth in the mid single digits over 2022 (2).

2024-2026 financial perspective (1)

CN is targeting to deliver 10%-15% diluted EPS growth over the next 3 years by growing volumes more than the economy, pricing above rail inflation and incrementally improving efficiency.

(1) Forward-looking statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, relating, but not limited to, statements with respect to CN’s 2023 financial outlook and three-year financial perspective and the related key assumptions. This forward-looking information also includes but is not limited to statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”, “plans”, “targets” or other similar words.

2023 key assumptions

CN has made a number of economic and market assumptions in preparing its 2023 outlook. The Company continues to assume negative North American industrial production in 2023. For the 2022/2023 crop year, the grain crop in Canada was above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was in line with its three-year average. The Company continues to assume that the 2023/2024 grain crops in Canada and the U.S. will be in line with their respective three-year averages (excluding the significantly lower 2021/2022 crop year in Canada). CN assumes continued pricing above rail inflation upon contract renewals. CN assumes that in 2023, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel (compared to its January 24, 2023 assumption of being in the approximately US$75 - US$80 range per barrel).

2024-2026 key assumptions

CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by approximately two percent annually over the next three years. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; the business opportunities underlying the three-year financial perspective may not fully materialize; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking-statement. Information contained on, or accessible through, our website is not part of this news release.

(2) Caution Regarding Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses the non-GAAP measure adjusted diluted earnings per share in this news release that does not have any standardized meaning prescribed by GAAP. This non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of this non-GAAP measure, including a reconciliation to the most directly comparable GAAP financial measure, refer to the supplementary schedule entitled Non-GAAP Measures for the year 2022, available at www.cn.ca/en/financial-results.

CN’s 2023 full-year adjusted diluted EPS (1) outlook and the 2024-2026 financial perspective exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN’s railroad connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Senior Manager	Interim Assistant Vice-President
Media Relations	Investor Relations
438-455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca